Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations attributable to common shareholders	$328,110	$324,688	$236,839	$259,871	$286,512
Income taxes	183,604	160,869	138,551	95,231	144,673
Fixed charges	246,462	248,664	241,807	224,760	213,801
Total earnings	$758,176	$734,221	$617,197	$579,862	$644,986

Fixed Charges:
Interest expense	$241,995	$244,174	$237,766	$220,223	$209,624
Estimated interest portion of annual rents	4,467	4,490	4,041	4,537	4,177
Total fixed charges	$246,462	$248,664	$241,807	$224,760	$213,801

Ratio of Earnings to Fixed Charges (rounded down)	3.07	2.95	2.55	2.57	3.01